SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
Date: 7 November 2024
Commission File Number: 001-14958

NATIONAL GRID plc
(Registrant’s Name)

1-3 Strand
London WC2N 5EH, England
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒  Form 20-F      ☐  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

INCORPORATION BY REFERENCE
This report and Exhibit 99.1 of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-281812 and 333-256888) and Form S-8 (Registration Numbers 333-184558, 333-170716, 333-175852, 333-155527, 333-149828, 333-107727, 333-103768, 333-97249, 333-65968, and 333-33094) of National Grid plc (the "Company") (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Please see Exhibit 99.1 Announcement sent to the London Stock Exchange on 7 November 2024 — 'National Grid 2024/25 Half Year Results Statement'

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	/s/Julian Baddeley _______________________
Julian Baddeley Company Secretary
Date: 7 November 2024

EXHIBIT INDEX

Exhibit No.	Description

99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 7 November 2024 — 'National Grid 2024/25 Half Year Results Statement'